Mail Stop 4561

August 14, 2009

Mr. Robert C. Caller
Executive Vice President, Chief Financial Officer and Treasurer
Bally Technologies, Inc.
6601 S. Bermuda Road
Las Vegas, NV 89119

       Re: **Bally Technologies, Inc.**
                Form 10-K for the Fiscal Year Ended June 30, 2008
                Filed August 29, 2008
                Form 10-Q for the Quarterly Period Ended March 31, 2009
                Filed May 8, 2009
                File No. 001-31558

Dear Mr. Caller:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                      Sincerely,

                                      Stephen Krikorian
                                      Accounting Branch Chief